                        -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                         TELETOUCH COMMUNICATIONS, INC.
                                (Name of Issuer)

                             ----------------------

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                             ----------------------

                                   87951V 10 7
                                 (CUSIP Number)

                             Mr. Robert M. McMurrey
                            1116 North Kilgore Street
                              Kilgore, Texas 75662
                                 (903) 595-8830
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                            Mr. Steven R. Tredennick
                          Bracewell & Patterson, L.L.P.
                        711 Louisiana Street, Suite 2900
                            Houston, Texas 77002-2781
                            Telephone: (713) 221-1459
                               Fax: (713) 222-3236

                                  June 17, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                             ----------------------

                                  SCHEDULE 13D

================================================================================
CUSIP No.: 87951V 10 7
============= ==================================================================

         1    Name of Reporting Person
              Robert M. McMurrey
------------- ------------------------------------------------------------------

         2    Check the Appropriate Box If A Member of a Group
              (a)      [     ]
              (b)      [     ]
------------- ------------------------------------------------------------------

         3    SEC Use Only

------------- ------------------------------------------------------------------

         4    Source of Funds
              PF, WC

------------- ------------------------------------------------------------------

         5    Check Box If Disclosure of Legal Proceedings Is Required
              Pursuant to Item 2(d) or 2(e)
              [  ]
------------- ------------------------------------------------------------------

         6    Citizenship or Place of Organization
              United States of America

------------- ------------------------------------------------------------------

         7    Sole Voting Power
              55,166

------------- ------------------------------------------------------------------

         8    Shared Voting Power
              6,334,307

------------- ------------------------------------------------------------------

         9    Sole Dispositive Power
              55,166

------------- ------------------------------------------------------------------

         10   Shared Dispositive Power
              6,334,307

------------- ------------------------------------------------------------------

         11   Aggregate Amount Beneficially Owned by Reporting Person
              6,389,473

------------- ------------------------------------------------------------------

         12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Sha
              [  ]
------------- ------------------------------------------------------------------

         13   Percent of Class Represented by Amount in Row (11)
              66.3%

------------- ------------------------------------------------------------------

         14   Type of Reporting Person
              IN
================================================================================

                                  SCHEDULE 13D

================================================================================
CUSIP No.: 87951V 10 7
============= ==================================================================

         1    Name of Reporting Person
              TLL Partners, L.L.C.

------------- ------------------------------------------------------------------

         2    Check the Appropriate Box If A Member of a Group
              (a)      [     ]
              (b)      [     ]
------------- ------------------------------------------------------------------

         3    SEC Use Only

------------- ------------------------------------------------------------------

         4    Source of Funds
              AF, WC

------------- ------------------------------------------------------------------

         5    Check Box If Disclosure of Legal Proceedings Is Required
              Pursuant to Item 2(d) or 2(e)
              [  ]
------------- ------------------------------------------------------------------

         6    Citizenship or Place of Organization
              Delaware

------------- ------------------------------------------------------------------

         7    Sole Voting Power
              5,117,641

------------- ------------------------------------------------------------------

         8    Shared Voting Power
              0

------------- ------------------------------------------------------------------

         9    Sole Dispositive Power
              5,117,641

------------- ------------------------------------------------------------------

         10   Shared Dispositive Power
              0

------------- ------------------------------------------------------------------

         11   Aggregate Amount Beneficially Owned by Reporting Person
              5,117,641

------------- ------------------------------------------------------------------

         12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Sha
              [  ]
------------- ------------------------------------------------------------------

         13   Percent of Class Represented by Amount in Row (11)
              53.1%

------------- ------------------------------------------------------------------

         14   Type of Reporting Person
              OO

============= ==================================================================

                                  SCHEDULE 13D

================================================================================
CUSIP No.: 87951V 10 7
============= ==================================================================

         1    Name of Reporting Person
              Rainbow Resources, Inc.

------------- ------------------------------------------------------------------

         2    Check the Appropriate Box If A Member of a Group
              (a)      [     ]
              (b)      [     ]
------------- ------------------------------------------------------------------

         3    SEC Use Only

------------- ------------------------------------------------------------------

         4    Source of Funds
              WC

------------- ------------------------------------------------------------------

         5    Check Box If Disclosure of Legal Proceedings Is Required
              Pursuant to Item 2(d) or 2(e)
              [  ]
------------- ------------------------------------------------------------------

         6    Citizenship or Place of Organization
              Texas

------------- ------------------------------------------------------------------

         7    Sole Voting Power
              1,200,000

------------- ------------------------------------------------------------------

         8    Shared Voting Power
              0

------------- ------------------------------------------------------------------

         9    Sole Dispositive Power
              1,200,000

------------- ------------------------------------------------------------------

         10   Shared Dispositive Power
              0

------------- ------------------------------------------------------------------

         11   Aggregate Amount Beneficially Owned by Reporting Person
              1,200,000

------------- ------------------------------------------------------------------

         12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Sha
              [  ]
------------- ------------------------------------------------------------------

         13   Percent of Class Represented by Amount in Row (11)
              12.5%

------------- ------------------------------------------------------------------

         14   Type of Reporting Person
              CO

============= ==================================================================

                                  SCHEDULE 13D

================================================================================
CUSIP No.: 87951V 10 7

================================================================================

1             Name of Reporting Person
              Progressive Concepts Communications, Inc.
------------- ------------------------------------------------------------------

         2    Check the Appropriate Box If A Member of a Group
              (a)      [     ]
              (b)      [     ]
------------- ------------------------------------------------------------------

3             SEC Use Only

------------- ------------------------------------------------------------------

4             Source of Funds

              WC

------------- ------------------------------------------------------------------

         5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

              [  ]
------------- ------------------------------------------------------------------

         6    Citizenship or Place of Organization

              Delaware

------------- ------------------------------------------------------------------

         7    Sole Voting Power

              0

------------- ------------------------------------------------------------------

         8    Shared Voting Power

              5,117,641

------------- ------------------------------------------------------------------

         9    Sole Dispositive Power

              0

------------- ------------------------------------------------------------------

         10   Shared Dispositive Power

              5,117,641

------------- ------------------------------------------------------------------

         11   Aggregate Amount Beneficially Owned by Reporting Person

              5,117,641

------------- ------------------------------------------------------------------

         12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Sha
              [  ]

------------- ------------------------------------------------------------------

         13   Percent of Class Represented by Amount in Row (11)
              53.1%

------------- ------------------------------------------------------------------

         14   Type of Reporting Person

              CO

================================================================================

                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 2 (this "Amended Filing") to the original Statement on
Schedule 13D filed with the Securities and Exchange Commission ("Commission") on September 4, 2001 (the "Original Filing") by Robert M. McMurrey a citizen of the United States of America resident in the State of Texas ("McMurrey"), Rainbow Resources, Inc., a Texas corporation ("Rainbow"), and TLL Partners, L.L.C., a Delaware limited liability company ("TLL"), is being filed by: (a) McMurrey; (b) Rainbow; (c) Progressive Concepts Communications Corporation, a Delaware corporation ("PCCI"); and (d) TLL. McMurrey, Rainbow, PCCI and TLL are referred to herein sometimes individually as a "Reporting Person" and collectively as the "Reporting Persons"). Capitalized terms that are not otherwise defined in this Amended Filing have the meanings ascribed to them in Amendment No. 1 to the original Schedule 13D filed with the Commission on June 30, 2002 by the Reporting Persons ("Amendment No. 1"). The Original Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 2.

     The Reporting Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Persons, and no Reporting person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signatures on this Amended Filing, each of the Reporting Persons agrees that this Amended Filing is filed on behalf of such Reporting Persons. The Reporting Persons expressly disclaim that they have agreed to act as a Group other than as described in this Amended Filing.

Item 3. Source and Amount of Funds or Other Consideration

     On June 17, 2002, the Company, TLL and Holdings entered into a letter agreement amending the Restructuring Agreement (the "Amendment"). Pursuant to the Amendment, TLL agreed to additionally contribute 295,649 shares of Common Stock and its warrants to purchase 2,660,840 shares of Common Stock in exchange for the Series C Shares. As a result, if the consummation of the transactions contemplated by the Restructuring Agreement, as amended by the Amendment, are approved by the Company's stockholders, TLL will hold no equity securities of the Company other than 1,000,000 shares of Series C Convertible Preferred Stock that would be convertible into 44,000,000 shares of Common Stock from and after May 17, 2005.

Item 4. Purpose of the Transaction

     The Reporting Persons beneficially own their shares of Common Stock: (a) for investment purposes; (b) for the exercise of control of the Issuer; and (c) for the purpose of effecting a restructuring of the overall indebtedness of the Issuer in order to improve its financial condition. The Reporting Persons believe that such restructuring with respect to the indebtedness was successful and intend to vote their shares of Common Stock in favor of the transactions described in Item 3.

     Except as noted herein or as otherwise set forth in Exhibits 1 through 9 hereto, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to modify their present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) and (b). The number of shares of Common Stock beneficially owned by each Reporting Person and the number of shares of Common Stock as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition are set forth on the cover pages of this Amended Filing, and such information is incorporated herein by reference.

The following table sets forth the number of shares of Common Stock owned by the Reporting Persons, in each case as of the date of this Amended Filing:

------------------------------------------------ ---------------------------------------------------------------------
               Reporting Person                                       Shares Beneficially Owned
------------------------------------------------ ---------------------------------------------------------------------
                                                       Sole Voting         Shared
                                                     and Dispositive     Voting and                     Percentage
                                                          Power          Dispositive                         Of
                                                                            Power          Total       Outstanding(4)
------------------------------------------------ ----------------- ----------------- -------------- ------------------
Robert M. McMurrey                                  55,166(1)        6,334,307(2)      6,389,473          66.3%
------------------------------------------------ ----------------- ----------------- -------------- ------------------
TLL Partners, L.L.C.                               5,117,641(2)           0            5,117,641          53.1%
------------------------------------------------ ----------------- ----------------- -------------- ------------------
Rainbow Resources, Inc.                             1,200,000             0            1,200,000          12.5%
------------------------------------------------ ----------------- ----------------- -------------- ------------------
Progressive Concepts Communications, Inc.          5,117,641(2)           0            5,117,641          53.1%
------------------------------------------------ ----------------- ----------------- -------------- ------------------


(1) Includes 16,666 shares of Common Stock which McMurrey has the right to acquire within 60 days following the date hereof upon the exercise of employee stock options.
(2) Includes: (a) 2,660,840 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Common Stock; (b) 216,114 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the conversion of the Series B Preferred owned by TLL; and (c) 1,945,038 shares of Common Stock owned of record by TLL, which has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Series B Preferred and the conversion of such Series B Preferred into Common Stock; and 1,200,000 shares of Common Stock owned of record by Rainbow. McMurrey disclaims beneficial ownership of these shares.
(3) Includes: (a) 2,660,840 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Common Stock; (b) 216,114 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the conversion of the Series B Preferred owned by TLL; and (c) 1,945,038 shares of Common Stock which TLL has the right to acquire within 60 days following the date hereof upon the exercise of certain warrants to purchase Series B Preferred and the conversion of such Series B Preferred into Common Stock.
(4) For purposes of this calculation, the Company's outstanding shares of Common Stock include: (a) the 4,821,992 shares reflected as outstanding at April 22, 2002 in the Company's Form 10-Q for the period ended March 31, 2002, (b) the 16,666 shares referred to in footnote (1) above; and
         (c) the 4,838,658 shares referred to in footnote (3) above.

         (c) The information set forth in Item 3 is incorporated herein by reference.

         (d) Each Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported as dispositively held by each such person on the cover pages of this Amended Filing. With respect to the shares of Common Stock as to which each Reporting Person disclaims beneficial ownership, other persons have the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock so reported. No such person holds more than five percent of the Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as otherwise referred to in Item 3 and Item 4 of this Amended Filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7.      Material to be Filed as Exhibits

Exhibit No.   Description
-----------   -----------

      1 Letter Agreement dated as of June 17, 2002 by and among Teletouch Communications, Inc., TLL Partners, L.L.C. and GM Holdings, Inc.

      2       Joint Filing Agreement

                                   SCHEDULE I

----------------------------- ----------------------------------- -----------------------------------
                                       Business Address                  Principal Occupation
----------------------------- ----------------------------------- -----------------------------------
Robert M. McMurrey            1116 North Kilgore Street           Chairman of Teletouch
                              Kilgore, Texas 75662                Communications, Inc. and
                                                                  Progressive Concepts
                                                                  Communications, Inc.
----------------------------- ----------------------------------- -----------------------------------
Rainbow Resources, Inc.       1116 North Kilgore Street           N/A
                              Kilgore, Texas 75662
----------------------------- ----------------------------------- -----------------------------------
TLL Partners, L.L.C.          110 North College, Suite 1111       N/A
                              Tyler, Texas 75702
----------------------------- ----------------------------------- -----------------------------------
Progressive Concepts          5718 Airport Freeway                N/A
Communications, Inc.          Fort Worth, Texas 76117-6035
----------------------------- ----------------------------------- -----------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2002                   Robert M. McMurrey


                                        /s/ Robert M. McMurrey
                                       -------------------------------



                                       TLL Partners, L.L.C.

                                        /s/ Robert M. McMurrey
                                       -------------------------------
                                            Robert M. McMurrey
                                            President


                                       Rainbow Resources, Inc.

                                        /s/ Robert M. McMurrey
                                       -------------------------------
                                            Robert M. McMurrey
                                            President


                                       Progressive Concepts Communications, Inc.

                                        /s/ Robert M. McMurrey
                                       -------------------------------
                                            Robert M. McMurrey
                                            Chairman